EXHIBIT 99

PRESS RELEASE

Magna Names Philip D. Fracassa Chief Financial Officer

  Patrick McCann to step down after more than 26 years with Magna, including as CFO since 2022
  Philip Fracassa joins Magna as CFO effective immediately after 20 years at The Timken Company (NYSE: TKR), where he held the CFO role for over a decade
  Magna looks forward to continuing to execute on its long-term strategy, including by building on its strong first-half performance and delivering on its full-year outlook disclosed in August

AURORA, Ontario, Sept. 11, 2025 (GLOBE NEWSWIRE) -- Magna today announced the appointment of Philip D. Fracassa as Executive Vice-President and Chief Financial Officer (CFO), effective immediately. He succeeds Patrick McCann, who will step down following a distinguished career spanning more than 26 years with Magna. To support a seamless transition, McCann will remain in an advisory role until the end of February 2026.

“I would like to extend my gratitude to Pat for his significant contributions and partnership, particularly during a dynamic period in the global economy and our industry,” said Swamy Kotagiri, Magna President and Chief Executive Officer. “On behalf of the entire Magna team, we wish him the very best in his future endeavors.”

“Serving as CFO has been a privilege, and I’m grateful to have worked alongside such a talented team,” said McCann. “Magna is well-positioned for continued success, and I’m confident the team will carry that momentum forward.”

Fracassa’s appointment aligns with Magna’s strategy to drive sustainable shareholder value through operational excellence, financial discipline, and efficient capital allocation. His deep experience in corporate finance, strategic planning, and capital deployment will be instrumental as Magna builds on its strong first-half performance and delivers on its full-year outlook disclosed in August.

“Phil is a seasoned financial leader with a strong track record of delivering results and driving transformation,” said Kotagiri. “His experience and perspective will be invaluable as we continue executing our strategy and advancing Magna’s financial position. I am looking forward to partnering with Phil on our continued journey.”

Fracassa joins Magna after 20 years at The Timken Company (NYSE: TKR), where he served as Executive Vice-President and CFO since 2014. During his tenure, he played a central role in developing and executing Timken’s strategy to drive profitable growth and improve returns. He brings extensive automotive and industrial sector experience across various functional areas, including tax, treasury, controlling, and corporate planning through his prior roles at Timken, Visteon Corporation, General Motors, and Price Waterhouse.

Fracassa holds a bachelor’s degree in accounting and a juris doctor degree in law from the University of Detroit Mercy. He is a registered certified public accountant and licensed attorney in Michigan, and completed the Advanced Management Programme at INSEAD in France.

“I’m honored to join Magna and thrilled about the opportunity to contribute to the company’s continued growth and success,” said Fracassa. “Magna’s reputation for innovation, operational excellence, and global reach is unmatched. I look forward to partnering with our talented team to help drive performance and create long-term value.”

For additional inquiries or questions, please contact Louis Tonelli.

INVESTOR CONTACT
Louis Tonelli, Vice President, Investor Relations
louis.tonelli@magna.com │   905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

ABOUT MAGNA INTERNATIONAL
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of approximately 164,000 employees across 338 manufacturing operations and 106 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

THIS RELEASE MAY CONTAIN STATEMENTS WHICH CONSTITUTE “FORWARD-LOOKING STATEMENTS” UNDER APPLICABLE SECURITIES LEGISLATION AND ARE SUBJECT TO, AND EXPRESSLY QUALIFIED BY, THE CAUTIONARY DISCLAIMERS THAT ARE SET OUT IN MAGNA’S REGULATORY FILINGS. PLEASE REFER TO MAGNA’S MOST CURRENT MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION, ANNUAL INFORMATION FORM AND ANNUAL REPORT ON FORM 40-F, AS REPLACED OR UPDATED BY ANY OF MAGNA’S SUBSEQUENT REGULATORY FILINGS, WHICH SET OUT THE CAUTIONARY DISCLAIMERS, INCLUDING THE RISK FACTORS THAT COULD CAUSE ACTUAL EVENTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS. THESE DOCUMENTS ARE AVAILABLE FOR REVIEW ON MAGNA’S WEBSITE AT WWW.MAGNA.COM.

Philip D. Fracassa joins Magna as Executive Vice-President and Chief Financial Officer, succeeding Patrick McCann

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/7f72b49f-4b9e-41fd-8737-a112b872fe1e